Filed by Kinder Morgan, Inc. pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company:  El Paso Pipeline Partners, L.P.

Commission File No.:  001-33825

File No. of Related Registration Statement: 333-198411

Rich Kinder, Chairman and CEO, provided an overview of the recently announced KMI acquisition of KMP, KMR and EPB which was recorded.  The following is a transcript of that recording which was posted to Kinder Morgan’s website:

Welcome to this Kinder Morgan overview and thank you for your participation. I’m Rich Kinder, Chairman and CEO.  As you are aware, on August 10, 2014 we announced a transaction to consolidate all of the Kinder Morgan assets under one public company.  Kinder Morgan, Inc., which trades under the symbol KMI, will acquire all outstanding common units of Kinder Morgan Energy Partners, which trades under KMP, and El Paso Pipeline Partners, EPB, and all the outstanding shares of Kinder Morgan Management, which trades as KMR.

The acquisition consideration will be primarily KMI stock and the total consideration to each KMP unit will be 2.1931 shares of KMI for every unit of KMP, plus $10.77 in cash.  The implied consideration, based on the close on Friday, September 19th, is right at $94 per unit and a premium of 17% over the closing price on August 8th (which was the last trading day pre-announcement).  For KMR, the consideration is 2.4849 shares of KMI, which is approximately $94.35.  That is an all-stock transaction and the consideration and represents a premium of 22.5% over the pre-announcement price.  EPB’s exchange ratio is 0.9451 share of KMI for every unit of EPB plus $4.65 cash for total consideration of $40.54, or a 20.6% premium over the pre-announcement price.  So, you can see the market has reacted positively to the announced transaction.

The combined purchase price is about $73 billion, and that is comprised of approximately $42 billion of KMI equity, $4 billion of cash - and we have a commitment letter for that full amount - and $27 billion of assumed debt.  We believe that this $73 billion transaction marks the second largest M&A transaction of all time in the energy sector, second only to the Exxon purchase of Mobil back in the 1990’s.  KMI management will remain unchanged and KMI’s board may increase by up to 6, with 3 from KMP and 3 from EPB.  The transaction is expected to close in the fourth quarter of 2014, subject to shareholder approval.

I think it is important to note that we are committed to an investment grade rating on this new entity, just as we have always committed to investment grade ratings at KMP in the past.  The rating agencies have published reports indicating the consolidated company is expected to have investment grade ratings.  They like that we will be eliminating the structural subordination that was troublesome to some people and we expect 5.6 times debt to EBITDA leverage at close with a long-term target of 5 to 5.5 times.  The simplification will allow the agencies to focus on our world class business profile and scale.  We will remain the largest energy infrastructure company in North America, with over 82% of our cash flows fee-based and 94% fee-based or hedged for 2014.

As a result of the simplifying transaction, we will have one equity holder base in one publicly traded company; we’ll have one dividend policy, and just one debt rating.  There will be no structural subordination and there will be no incentive distribution rights.  The majority of the cash flow in the new entity will be from our natural gas pipelines consisting of 54% of the total cash being generated by this entity.  Now, we’ve talked often about the size and strength of the asset base that we have at Kinder Morgan.  We are the largest energy infrastructure company in North America.  With this transaction, we believe we will be the third largest energy company of any kind in North America, with an estimated enterprise value of about $140 billion at the close of this transaction, roughly $100 billion in equity value and roughly $40 billion in debt.

Now, let me talk about the value enhancing combination that this really represents.  The most important things to remember, I think, are the numbers 2, 10 and 2.  And this is why you should remember those numbers:

•                  We are raising the dividend at KMI to $2 per share for 2015. That’s a 16% increase over the $1.72 projected dividend for 2014.  That’s the first 2 in the equation that I mentioned.

•                  The 10 is the growth rate in the dividend.  We expect to be able to grow the dividend by 10% per year from 2015 through 2020.

•                  And the last 2 in my 2, 10, 2 equation is that we expect, notwithstanding this great raise in the dividend and this much better growth rate in the dividend, that we will have well in excess of $2 billion of excess coverage over that period between 2015 and 2020.

Now, how do we do that?  These transaction benefits are driven by 4 factors:

•                  First is the lower cost of capital.  This transaction eliminates the incentive distribution rights that KMI previously had with respect to both KMP and EPB.  So that dramatically lowers our cost of equity.  Also, our debt cost is lowered because now all our debt is on an after-tax basis.

•                  Secondly, we will have less equity issuance under the new structure.

•                  Third, we will have modest cost synergies, and

•                  Fourth, we will have additional tax depreciation at KMI from the purchase price being paid in this transaction and from future capex expended at KMI.  We’ve mentioned that the incremental tax depreciation from the purchase price alone, including the step-up, will save about $20 billion in cash taxes over the next 14 years.

So these are the reasons why we are so confident that we can do this transaction, combine into one single entity, and have a dramatic increase in the initial level of dividends and then in the growth rate of those dividends over the next several years.

One other point that I want to stress in conjunction with the lower cost of capital is that we believe not only will this enable us to execute on our existing identified growth opportunities on a more economic basis, but it will expand our ability to competitively pursue additional capital expenditure projects and acquisitions relative to the present structure, which could drive even more growth in dividends and/or coverage.  And we think this is a very fertile space for consolidation over the next several years.  Today we have about 120 energy MLPs outstanding with over $900 billion in enterprise value.  And recent surveys have indicated that this country needs over $600 billion of investment in our type of energy infrastructure over the next 20 years.

We have been able to build a $17 billion backlog of currently identified organic growth projects.  With this new structure, we expect to be able to add meaningfully to that backlog.  We have the largest natural gas network in North America with 68,000 miles of natural gas pipelines.  We’re the largest independent transporter of petroleum products, the largest transporter of CO2 and the largest independent terminal operator in North America.  In addition, we have the only oil sands pipeline currently serving the west coast where we have a major expansion effort underway.

We expect this to be a highly value-enhancing transaction from the equity viewpoint of KMI holders, and obviously a significant portion of this company will now be owned by the present unit holders of KMP, EPB and the shareholders of KMR.  We believe it provides immediate and long-term meaningful value lift to our unit holders in KMP, EPB and shareholders KMR and we think it represents a tremendous opportunity for both the present and future shareholders in KMI.

The transaction is mildly dilutive in the early years on a per unit cash distribution basis to unitholders in KMP, KMR and EPB, but that is greatly overwhelmed by the upfront value uplift and then in the medium and long-term, the transaction is expected to be highly cash flow accretive to all Kinder Morgan security holders.  The bottom line is: We believe this transaction will greatly benefit our current equity holders on a pre-tax and after-tax basis for multiple reasons.

•                  First, our current MLP equity holders’ investment values will now be capitalized on a yield closer to 4% to 4.5% instead of a much higher yield of around 7% to 8%.  This represents tremendous value uplift.

•                  For example, if you take KMP’s current distribution per unit and grow it at 5% per year to 2020, you will get to a $7.30/unit distribution.  If you divide that number by a 7% yield, you would have a unit price of about $105.

•                  If you take KMI’s proposed dividend of $2/share and grow it by 10% a year to 2020, you will get to a $3.22/share dividend.  If you divide that number by a 4.50% yield and multiply by the exchange ratio outlined earlier, you would have a share price of almost $157.  With the $10.77 of cash consideration, KMP unit holders would have a total value of $167.75 per share contrasted with $105 at KMP.

•                  The difference represents a $62.70 per share value uplift, or 60% greater value than what a KMP unitholder would have under the current structure.

•                  Second, you will be converting securities expected to grow at 3% for EPB and 5% for KMP with one that is expected to grow at 10% in the pro forma KMI security.

•                  Third, KMI’s expected dividend coverage of over $2 billion provides greater cushion to withstand headwinds while maintaining a best-in-class long-term growth rate.  Moreover, we plan to plow this excess cash flow back in to our business thereby reducing our need to access public equity and debt markets.

•                  Finally, as mentioned before, our lower cost of capital will provide incremental growth opportunities and creates a more competitive acquisition currency — both of which will benefit all of us in the future.

Now, when we talk about size of the company, it’s very interesting to note that we will be one of only 10 companies in the S&P 500 that has over $75 billion in market cap, a dividend yield of greater than 3% and a dividend growth rate of greater than 5%.  So, it’s very rare to have an entity that has this combination of a large current dividend and a high long-term dividend growth rate, particularly with such scale and cash flow quality as found at KMI.  Compared to others on that list, we think KMI looks like a highly attractive investment opportunity.

Let me emphasize that the Kinder Morgan strategy will remain the same.  We will remain committed to increasing shareholder value.  If you had invested with us when Bill Morgan and I started KMP back in early 1997, you would have had over those 17 plus years a 24% compound annual total return.  If you look at KMR since its inception in 2001, you have a 15% annualized return and EPB also a 15% return since the time that we took it over as part of the El Paso acquisition.

We will continue to focus on fee-based assets that we believe are truly core to the North American energy infrastructure and, therefore, to the economy of this country.  We will continue to control the costs.  We believe it’s the investors’ money, not management’s.  We will leverage our asset footprint and believe we will be able to do an even better job of leveraging that in the future.  We will maintain a strong balance sheet.  I mentioned the 5 to 5.5 times debt to EBITDA level for the pro forma entity.  And I would remind you that KMP has been investment grade since its inception.  We pledge to remain transparent to investors, as we have been since inception.  And now we will be keeping it very simple with one publicly traded company instead of 4.

I would just conclude with 3 thoughts.

•                  First, the summary transaction timeline.  We expect the KMI and KMR shareholder meetings and KMP and EPB unitholder meetings to be held in the fourth quarter.  We expect closing in the fourth quarter.

•                  Second, for more information, please go to our website at www.kindermorgan.com/investor.  There you will see quick links on the right side of the page to our latest Investor Presentation as well as several additional resources posted within the past several days for your reference.

•                  Finally, let me say that I would not be doing this transaction unless I thought it was a very favorable transaction for the shareholders of KMI and the unit holders of KMP, KMR and EPB.  I own 23% of the company, I am seeing my share go down to 11% and I can assure you I would not do this if I did not believe it would deliver tremendous value to the shareholders in this company, of which I am the largest.  Thank you for your time.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”).  KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which contains a preliminary proxy statement for KMI and a preliminary proxy statement/prospectus for each of KMP, KMR and EPB.  The Registration Statement has not yet been declared effective by the SEC.  Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement/prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC.  The registration statement, the preliminary KMI proxy statement and each preliminary proxy statement/prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT/PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC.  Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability